NaturalShrimp Holdings, Inc.

CORPORATE OFFICE:	PRODUCTION FACILITY:
2068 N. Valley Mills Dr.	P.O. Box 400; 833 CR 583
Waco, Texas 76710-2561	La Coste, TX 78039
(254) 776-7290 FAX (254) 741-0595	(830) 762-3200 FAX (830) 762-3202
www.naturalshrimp.com

VIA EDGAR

August 29, 2011

Ms. Erin Wilson
United States
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Wilson:

NaturalShrimp Holdings, Inc. has attempted to complete its 2010 audit; however, in order to comply with PCAOB procedures, our auditors deemed it necessary to re-audit portions of our 2009 financial statements.  Although we expect the re-audit of the 2009 financial statements to be completed soon, the ongoing work has caused substantial delays in the delivery of our financial reports.

You may remember that we changed auditors after we determined that our 2008-2009 audit process was excessively long and expensive.  Our new auditors now tell us that an end of September final date is aggressive but possible, based upon our delivery of requested information.

We obviously want to finish this process as soon as possible, but our realistic goal for audit completion and filing of our 2010 Form 10-K, along with our answers to the SEC comments from our Form 10, is the end of September

Thank you so much for your patience and help during this process.

Sincerely,

/s/ Bill G. Williams
Bill G. Williams
Chairman and CEO